Exhibit 99.1

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

Dear Shareholder,

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Elbit Imaging Ltd. (the "Company") to be held at 11:00 a.m. (Israel time) on Thursday, January 17, 2008, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' Proposals No. 1 and No. 2, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

Thank you for your continued cooperation.

                  Very truly yours,

                MORDECHAY ZISSER
                Executive Chairman of the Board of Directors

Tel-Aviv, Israel
December 11, 2007

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER
THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND
CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY
STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE
SUBJECT TO THOSE PROXY RULES.

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

NOTICE OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. (the "Company") will be held at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Thursday, January 17, 2008, at 11:00 a.m. (Israel time), to consider and vote upon the following:

1.
Approval of certain agreements between Mr. Abraham (Rami) Goren, the Executive Vice Chairman of the Board of Directors and each of the Company and Plaza Centers N.V., a Dutch subsidiary of the Company ("Plaza Centers") in connection with the Company's and Plaza Centers' business activities in India and other countries in Asia; and

2.
Approval of the compensation of Mr. Abraham (Rami) Goren, the Executive Vice Chairman of the Board of Directors, pursuant to an employment agreement between the Company and Mr. Goren and pursuant to an agreement between Elscint Limited ("Elscint"), a subsidiary of the Company, and Mr. Goren for his service as Executive Chairman of the board of directors of Elscint during 2004 and 2005.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on December 17, 2007 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who hold their shares through the nominee company of Bank Discount Le'Israel Ltd. and intend to vote their shares in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the Meeting.  Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders.  For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

                By Order of the Board of Directors,

                MR. MORDECHAY ZISSER
                Executive Chairman of the Board of Directors

Tel Aviv, Israel
December 11, 2007

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 1 nominal value (the "Shares"), of Elbit Imaging Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on Thursday, January 17, 2008, at 11:00 a.m. (Israel time) and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

At the Meeting, shareholders will be asked to vote on the following proposals:

1.
Approval of certain agreements between Mr. Abraham (Rami) Goren, the Executive Vice Chairman of the Board of Directors and each of the Company and Plaza Centers N.V., a Dutch subsidiary of the Company ("Plaza Centers") in connection with the Company's and Plaza Centers' business activities in India and other countries in Asia; and

2.
Approval of the compensation of Mr. Abraham (Rami) Goren, the Executive Vice Chairman of the Board of Directors, pursuant to an employment agreement between the Company and Mr. Goren and pursuant to an agreement between Elscint Limited ("Elscint"), a subsidiary of the Company, and Mr. Goren for his service as Executive Chairman of the board of directors of Elscint during 2004 and 2005.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals No. 1 and No. 2.

At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.  Shareholders who hold their Shares through the nominee company of Bank Discount Le'Israel Ltd. and intend to vote their Shares by person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above. If a shareholder instructs in a proxy that it wishes to abstain from voting its Shares on a specific proposal, the Shares represented by such proxy will be deemed as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

Shareholders may revoke their proxies at any time before the Meeting by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or by returning a later-dated proxy card so that it is received by the Company at least 24 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled "Note for shareholders in street name" below. The chairman of the Meeting may, at his or her discretion, accept a proxy after such time.

Note to shareholders in street name

Shareholders who hold their Shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by the management of the Company and the Board of Directors will be mailed to shareholders on or about December 18, 2007, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor.  The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company.  The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Position Statements

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at Europe Israel Tower, 2 Weitzman St., Tel Aviv, to the attention of Mr. Dudi Machluf, Chief Financial Officer no later than December 27, 2007.  Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 25,454,524 Shares outstanding as of December 10, 2007 (such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights).  Only shareholders of record at the close of business on December 17, 2007 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 10, 2007, the number of Shares beneficially owned by (i) all shareholders known to the Company to beneficially own 5% or more of the issued and outstanding Shares, and (ii) all current officers and directors of the Company as a group.

Name and Address	Number of Shares	Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,843,065 (3)	49.77%
Europe-Israel (M.M.S.) Ltd. (4)	12,061,728	47.39%
Clal Insurance Enterprises Holdings Ltd.	1,509,165 (5)	5.93%
IDB Development Corporation Ltd.	1,509,165 (5)	5.93%
IDB Holding Corporation Ltd.	1,509,165 (5)	5.93%
Nochi Dankner	1,509,165 (5)	5.93%
Shelly Bergman	1,509,165 (5)	5.93%
Ruth Manor	1,509,165 (5)	5.93%
Avraham Livnat	1,509,165 (5)	5.93%
All officers and directors of the Company as a group (12 persons)	13,040,547 (6)	50.38%

1           The Number of shares and percentage ownership are based on 25,454,524 Shares outstanding as of December 10, 2007. Such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Shares.  Shares subject to options that are currently exercisable or exercisable within 60 days of December 10, 2007 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.  All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.  The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2           Mr. Zisser is the indirect controlling shareholder of the Company, by virtue of his control of Europe-Israel (M.M.S.) Ltd. ("Europe-Israel"), the parent company of the Company. See footnote 4 below. Mr. Zisser serves as the Executive Chairman of the Board of Directors.

3           Includes 12,061,728 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Company's Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel. See footnote 4 below.  Also includes 24,837 held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Company's Executive Chairman of the Board of Directors, by virtue of his control of Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser. Also includes 350,000 options to purchase 350,000 ordinary shares of the Company at an exercise price of NIS 132.40, which are fully vested as of December 10, 2007 held directly by Mr. Zisser.

4           Europe-Israel is an Israeli corporation wholly-owned by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

5           Based solely on Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, the "Reporting Persons") on February 5, 2007. The 1,509,165 Shares reported on such Schedule 13G as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. Each of these subsidiaries operates under independent management and makes independent voting and investment decisions. Each of the Reporting Persons disclaims beneficial ownership of all such Shares.

6           Includes: (i) 12,061,728 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel (see footnote 4  above); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Marina Herzelia (Limited Partnership) 1988. (iii) 350,000 options to purchase 350,000 Shares at an exercise price of NIS 132.40 per Share held by Mr. Zisser directly, which have fully-vested as of December 10, 2007; (iv) 118,965 Shares issued to other directors and officers of the Company pursuant to the Company's 2001 Employees, Directors and Officers Incentive Plan, which have fully-vested as of December 10, 2007; and (v) a maximum of 78,517 Shares underlying 448,500 options granted to directors and officers of the Company pursuant to the Company's 2006 Employees, Directors and Officers Incentive Plan, as amended, which have vested on December 10, 2007 or will vest within 60 days thereafter.

Proposal No. 1

APPROVAL OF CERTAIN AGREEMENTS BETWEEN MR. ABRAHAM (RAMI) GOREN,
THE EXECUTIVE VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND EACH OF THE
COMPANY AND PLAZA CENTERS IN CONNECTION WITH THE COMPANY'S AND
PLAZA CENTERS' BUSINESS ACTIVITIES IN INDIA AND OTHER COUNTRIES IN ASIA

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve certain agreements between Mr. Abraham (Rami) Goren, the Executive Vice Chairman of the Board of Directors and each of the Company and Plaza Centers with regard to the rendering of sourcing services by Mr. Goren in connection with the business activities of the Company and Plaza Centers in India and in other countries in Asia in which Mr. Goren renders such sourcing activities.

The following is a short summary of the principal terms of each of the above agreements:

Agreement with the Company

In consideration for all and any activities carried out and to be carried out by Mr. Goren pertaining to the sourcing, initiation, operation or management of Business Activities (as defined below) in India and in other countries in Asia in which Mr. Goren renders such services (the "Territory") for the benefit of the Company and its affiliates (excluding Plaza Centers and its subsidiaries), as well as for the performance of other activities assigned to Mr. Goren by the Company (the "Sourcing Activities"), Mr. Goren shall be entitled to receive 5% of the net profits (after return of all investments and the reimbursement of all costs) of the Company derived from all and any of its Business Activities (as defined below) initiated in the Territory irrespective as to whether definitive agreements were executed or the consummation of the transaction occurred during the Sourcing Period (as defined below) or thereafter (the "Purpose").  In this regard, the term "Business Activity" means any business and/or commercial activity and/or investment activity of any nature or kind which is conducted, carried out and pursued directly or indirectly by the Company and/or its affiliates in the Territory and which was initiated during the Sourcing Period (as defined below), either directly or through the agency of any investment vehicle or otherwise.

In order to achieve the Purpose, the Company has undertaken to allot Mr. Goren 5% (five percent) of the aggregate issued and outstanding share capital in each entity through which the Company will conduct Business Activities which are initiated in the Territory (the "Investment Vehicle") during the Sourcing Period, as defined below.  In the event the Investment Vehicle is not wholly owned by the Company or its affiliates, Mr. Goren will be allotted that number of shares as is equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Company or its affiliates. Mr. Goren's share in any Investment Vehicle shall be referred to herein as the "Goren Shares".  Mr. Goren shall retain the rights to the Goren Shares to which he is entitled in accordance with the terms of the agreement in perpetuity. In the event the Company is unable to issue the Goren Shares in any Investment Vehicle, the Company undertakes to act as necessary to ensure that Mr. Goren receives equity rights or other rights in such Investment Vehicle which are on terms as similar as possible to the Goren Shares and in any event to ensure at all times that the Purpose is achieved.

The Goren Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principle repayments of shareholder loans, management fees or other payments made to Mr. Goren and any loans provided by the Investment Vehicle to Mr. Goren or his affiliates) from the Investment Vehicle until the return of the Company's investment in such Investment Vehicle and interest calculated in accordance with a mechanism provided for in the agreement.

Mr. Goren's right to receive the Goren Shares in each Investment Vehicle will be subject to vesting over a three-year period, whereby as of the date of this Proxy Statement, the right to receive 60% of the Goren Shares have already vested and the right to receive 20% of the Goren Shares will vest on each of the following dates: March 31, 2008 and March 31, 2009.  The right to receive the Goren Shares in any Investment Vehicle in which the Company or any of its affiliates obtains equity rights after March 31, 2009 shall vest immediately on the earlier of (i) the incorporation of such Investment Vehicle; or (ii) the first acquisition by the Company of the equity rights of such Investment Vehicle. The Goren Shares that are subject to vesting will be held in trust.  The Goren Shares will vest immediately in certain events listed in the agreement, including, among other things, Mr. Goren’s death or disability, reorganization of the Investment Vehicle that will result in the Investment Vehicle not being controlled by Company and a public offering of the Investment Vehicle.

Mr. Goren's right to receive the Goren Shares shall continue to vest, according to the above vesting schedule, for so long as Mr. Goren devotes, in the aggregate, a substantial part of his time and attention to the Sourcing Activities. In the event Mr. Goren ceases for any reason to devote, in the aggregate, a substantial part of his time and attention to the Sourcing Activities as aforementioned (the "Cut-Off Date"), then Mr. Goren's vesting rights as discussed above (i.e. the remaining vesting of 20% of the Goren Shares on each of March 31, 2008 and March 31, 2009) shall cease as and from the Cut-Off Date, provided however, that in such event, such Goren Shares that have not yet vested shall vest pro rata from the last vesting date as aforementioned until the Cut-Off Date.

The Company's obligation to issue the Goren Shares to Mr. Goren shall apply to all Business Activities initiated in the Territory since the Company has commenced its operations in India and shall remain in effect until the date 30 months after the Cut-Off Date (the "Sourcing Period").

In the event the Company elects to sell all or any of its equity rights in any Investment Vehicle to an unrelated third party, Mr. Goren shall have a right of "tag-along" to such sale and the Company shall have a "drag along" right with respect to all of the Goren Shares. If Mr. Goren wishes to sell all or any of his shares in any Investment Vehicle to a third party, the Company shall have a right of first refusal to acquire such shares on the same terms as such shares are offered to the third party). Additionally, Mr. Goren shall have a right of first refusal to purchase, pro rata, new securities (subject to certain exceptions) that any Investment Vehicle proposes to issue and allot to third parties. In the event the Company shall acquire new securities in any Investment Vehicle, the Investment Vehicle shall issue to Mr. Goren on the same date additional equity rights in such Investment Vehicle equal to 5% of the new securities issued to the Company. Mr. Goren shall not be entitled to assign his rights under the agreement, or to transfer the Goren Shares which have vested, to a third party without the prior consent of the Company.

Prior to the consummation of a listing of the equity rights in any subsidiary of an Investment Vehicle (the "Listing Subsidiary") for trade, Mr. Goren shall have the right to be issued equity rights in the Listing Subsidiary reflecting his indirect percentage interest in the Listing Subsidiary by virtue of his holding the Goren Shares in the relevant Investment Vehicle (being the parent company of the Listing Subsidiary) and to have such shares registered for trading together with the other shares of the Listing Subsidiary. In the event the Company acquires new securities in any Investment Vehicle, the Investment Vehicle shall issue to Mr. Goren additional equity rights equal to 5% of the Company's new securities. Mr. Goren will also receive registration rights with respect to all of the Goren Shares that have vested.

The Goren Shares shall be subject to the same rights and obligations as the Company's shares in any  Investment Vehicle and rank pari passu in all respects with such Company's shares including, without limitation, with regard to voting, attendance at meetings and all other rights and obligations, except that the holders of the Goren Shares shall not be entitled to receive any distributions from the

Investment Vehicle including in the event of the winding up of the Investment Vehicle or other return of capital, until such time as the Company's investment has been repaid in full, which will be determined according to the formula set out in the agreement.

Agreement with Plaza Centers

Mr. Abraham (Rami) Goren has entered into an agreement with Plaza Centers dated October 26, 2006 (the "Previous Agreement") whose principal terms are as follows:

Plaza Centers has undertaken to grant Mr. Goren options (the "Options") to acquire 5% of a holding company through which Plaza Centers will carry out its operations in India (the "Holding Company"). However, where considered appropriate and by agreement, Mr. Goren will be entitled to take a 5% interest in specific projects, in which case necessary adjustments will be made at such Holding Company level. Plaza Centers and Mr. Goren will agree to the form of the Option for each acquisition, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties.

If Mr. Goren exercises all of his Options (5%) at the Holding Company level, his right to take up interests on a project by project basis will lapse. The Options will be subject to vesting over a three-year period, whereby as of the date of this Proxy Statement, 60% of the Options have already vested and 20% of the Options will vest on each of the following dates: March 31, 2008 and March 31, 2009.  If Mr. Goren elects to take up Options in a specific project which commences after any of the vesting dates specified above, an immediate vesting will be allowed in respect of Options which would have vested as of the above dates.

The Options will also vest immediately, among other things, upon Mr. Goren’s death, disability, reorganization of the Holding Company, which will result the Holding Company not being controlled by Plaza Centers and a public offering of the Holding Company.

Mr. Goren has a cash-in right to require plaza Centers to purchase shares held by him following exercise of the Options, at a price to be determined by an independent valuer.

If Plaza Centers sells its shares in the Holding Company to a third party, Mr. Goren’s Options will not be affected. However, if a new investor is allotted shares in the Holding Company, Mr. Goren’s Options will be diluted pro-rata.

In the event Plaza Centers elects to sell all or any of its shares in the Holding Company to an unrelated third party, Mr. Goren shall have a right of "tag-along" to such sale. If Mr. Goren wishes to sell all or any of his Options in the Holding Company to a third party, Plaza Centers shall have a right of first refusal to acquire such Options on the same terms.

The Options may be exercised at any time, at a price (the "Exercise Price") calculated in accordance with a formula provided for in the agreement, namely, the net aggregate equity investments mad by Plaza Centers (after deduction of profit distributions, if any) multiplied by the percentage interest held by Mr. Goren in the relevant investment vehicle plus interest at an agreed rate.

Mr. Goren and Plaza Centers have agreed between them to enter into a new agreement in substantially the same terms and conditions as the agreement described above between Mr. Goren and the Company (the "New Agreement") which will replace and supersede the Previous Agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company's shareholders and the approval of the relevant organs of Plaza Centers as required under applicable law. However, in the event the New Agreement is not approved by the relevant organs of the Company and Plaza Centers, as discussed above, the Previous Agreement shall remain in effect.

The Israeli Companies Law provides that terms of service of a director of a public company requires the approval of the audit committee, board of directors and general meeting of such company. Although Plaza Centers is currently a public company, since at the time of the approval of the Previous Agreement, Plaza Centers was a wholly owned subsidiary of the Company and for caution purposes, the Previous Agreement and the New Agreement between Mr. Goren and Plaza Centers are brought for the approval of the Company's shareholders.

Therefore, it is proposed to approve three separate agreements between Mr. Goren and each of the Company and Plaza Centers as discussed above.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of all of the above agreements between Mr. Goren and each of the Company and Plaza Centers that the purpose of the agreements is to reward Mr. Goren for his significant contribution to the activities of the Company and Plaza Centers in Asia and, in particular, India, and to encourage Mr. Goren to continue to contribute to the development of the business activities of each of the Company and Plaza Centers. Mr. Goren has led the Company's and Plaza Center's entrance into the Asian market, especially the Indian market, and continues to play a vital role in the Company's and Plaza Center's operations in India. The Audit Committee and Board of Directors further noted that the terms of the above agreements are reasonable taking into consideration, among other things, the significant and particular role played by Mr. Goren in the Company's and Plaza Center's entrance into the Indian market and their continued operations in Asia and the overall compensation of Mr. Goren from the Company and its subsidiaries (including the proposed employment agreement between the Company and Mr. Goren, see Proposal No. 2 below). In light of all of the above, the Audit Committee and Board of Directors stated that the entrance into the above agreements by Mr. Goren and each of the Company and Plaza Centers is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the three separate agreements between Mr. Abraham (Rami) Goren, the Executive Vice Chairman of the Board of Directors and each of the Company and Plaza
Centers N.V., having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF AN EMPLOYMENT AGREEMENT BETWEEN THE COMPANY AND MR.
 ABRAHAM (RAMI) GOREN, THE EXECUTIVE VICE CHAIRMAN OF THE BOARD OF DIRECTORS

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the compensation of Mr. Abraham (Rami) Goren, the Executive Vice Chairman of the Board of Directors, pursuant to an employment agreement between the Company and Mr. Goren and pursuant to an agreement between Elscint Limited ("Elscint"), a subsidiary of the Company, and Mr. Goren for his service as Executive Chairman of the board of directors of Elscint during 2004 and 2005.

Employment agreement with the Company

The following is a summary of the principal terms of the employment agreement with the Company:

Services: Mr. Goren shall serve as the Executive Vice Chairman of the Board of Directors, and shall have responsibility for the business activities of the Company and its subsidiaries, directly or indirectly, in Asia and in particular, India.

Employer's cost:  The annual cost of Mr. Goren's salary to the Company (including managers insurance, educational fund (keren hishtalmut), annual vacation, sick leave and replenishment fees (dmey havraa)) shall not exceed NIS 2,134,000, linked to increases in the rate of the Israeli consumer price index.

In addition, Mr. Goren shall be entitled to reimbursement of expenses as customary in the Company.  The reimbursement of expenses shall be made against receipts only. The Company shall provide Mr. Goren with credit cards in the name of the Company and/or its subsidiaries for the coverage of Mr. Goren's expenses.

Annual Bonus: Mr. Goren shall be entitled to an annual bonus or other bonuses as may be decided by the Company's organs in accordance with applicable law and in their discretion. The Company will pay Mr. Goren an annual bonus for the calendar year 2006 in the amount in New Israeli Shekels as is equal to US$ 150,000.

Other Benefits:  The Company will provide Mr. Goren with a vehicle suitable to his position at the Company and shall bear all costs and expenses in connection with such vehicle, including any tax payments applicable to Mr. Goren related thereto. The Company will also provide Mr. Goren with a telephone, facsimile, mobile phone, internet connection, computer, and laptop and shall bear all installation costs and all reasonable expenses related thereto. Mr. Goren shall be entitled to medical insurance and coverage of Mr. Goren's liability within the Company's directors' and officers' liability insurance policy.

The Agreement does not derogate from any of Mr. Goren's rights under existing options agreements between the Company and/or its subsidiaries with Mr. Goren. Mr. Goren shall be entitled to participate in existing and/or future grants of shares and options by the Company and its subsidiaries, as decided from time to time by the Audit Committee and Board of Directors of the Company at their sole discretion, and subject to any applicable law.

Confidentiality: Mr. Goren has made an undertaking of confidentiality in favor of the Company.

Term: Mr. Goren has been employed by Elscint Limited. ("Elscint"), the Company's subsidiary, since January 1, 2001. Effective April 1, 2006, all employer-employee relations between Mr. Goren and Elscint have terminated and Mr. Goren has become an employee of the Company. Mr. Goren's rights in connection with his employment with Elscint shall be fully preserved by the Company as if the Company was Mr. Goren's employer from January 1, 2001.

Any party to the agreement may terminate the agreement by providing the other party with a six-month prior written notice. During such six-month period, Mr. Goren's employment at the Company shall continue in accordance with the terms of the Agreement. The Company may terminate the agreement and Mr. Goren's employment immediately for cause, as such term is defined in the agreement. Mr. Goren shall be entitled to terminate the agreement and receive all the rights and terms set forth in the agreement upon the occurrence of a material event, as defined in the agreement, including, among other things, a transfer of control, merger or dissolution of the Company.

In the event Mr. Goren's activities and/or title and/or employment terms (except for termination with cause) are substantially prejuidiced or in the event Mr. Goren's directorship at the Company shall not be renewed (except for termination with cause), Mr. Goren shall be entitled to resign from his employment with the Company and receive all rights as if he were dismissed by the Company in accordance with applicable law and the terms of the agreement. Notwithstanding the foregoing, in the event Mr. Goren's directorship at the Company is not renewed as aforementioned, Mr. Goren may elect to continue his employment with the Company and in such event the provisions of the agreement shall continue to apply.

Without derogating from the six-month prior written notice as aforementioned, in the event of termination of employer-employee relations between Mr. Goren and the Company, except for cause, Mr. Goren shall be entitled to an adjustment period of six months (the "Adjustment Period"). During the Adjustment Period, Mr. Goren shall not be obligated to work. The Company may elect to pay Mr. Goren a one-time payment for the Adjustment Period.

Agreement with the Elscint

Elscint will pay Mr. Goren bonuses for the years 2004 and 2005 in the amounts of NIS 450,000 and NIS 250,000, respectively, in respect of the period during which Mr. Goren acted as the Executive Chairman of the board of directors of Elscint.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Audit Committee and Board of directors stated in their approval of the proposed compensation of Mr. Goren that the proposed compensation is intended to compensate Mr. Goren for his services as Executive Vice Chairman of the Board of Directors and for the Executive Chairman services provided by Mr. Goren to Elscint and his continued contribution to the Company's development. The Audit Committee and Board of Directors further noted that the terms of the proposed compensation are reasonable taking into consideration, among other things, the services performed by Mr. Goren to the Company, the overall compensation received by Mr. Goren from the Company and its subsidiaries (see also Proposal No. 1 above) and comparable compensation within the Company and outside of the Company. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed compensation of Mr. Goren is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation of Mr. Abraham (Rami) Goren, the Executive Vice
Chairman of the Board of Directors, pursuant to an employment agreement between the
Company and Mr. Goren and pursuant to an agreement between Elscint Limited, a subsidiary of the Company, and Mr. Goren for his service as Executive Chairman of the board of directors of Elscint during 2004 and 2005, having been approved by the Audit
Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company at least 24 hours before the Meeting.

                By Order of the Board of Directors,

                MR. MORDECHAY ZISSER
                Executive Chairman of the Board of Directors

December 11, 2007